Exhibit 12.1

Statement of computation of Ratios

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including discounts on notes payable, and 30% of rental expense deemed to represent the interest portion. “Earnings” consist of income from continuing operations before income taxes plus fixed charges.  The following table sets forth the ratio of earnings to fixed charges of the Company for periods presented:

	Years ended May 31,			Five months ended	Years ended December 31,
	2008	2007	2006	May 31, 2005	2004	2003
Fixed Charges
Interest expense excluding beneficial
conversion feature	$2,447	$952	$2,177	$1,024	$2,370	$2,346
Portion of rental expense
deemed to represent interest	474	489	521	328	338	637
Total fixed charges	$2,921	$1,441	$2,698	$1,352	$2,708	$2,983

Earnings before fixed charges
Earnings from continuing
operations before income tax	$(15,282)	$(18,774)	$(34,658)	$(12,388)	$(6,315)	$(60,125)
Fixed charges	2,921	1,441	2,698	1,352	2,708	2,983
Total earnings before fixed charges	$(12,361)	$(17,333)	$(31,960)	$(11,036)	$(3,607)	$(57,142)

Additional earnings to achieve a 1:1 ratio of earnings plus fixed charges	$15,282	$18,774	$34,658	$12,388	$6,315	$60,125